Evolving Gold Signs Agreements to Acquire 100% of the
Rattlesnake Hills Gold Property, Natrona County, Wyoming.

January 18, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce the signing of a definitive option agreement with Golden Predator US Mines Inc. (“Golden Predator”) and a binding letter agreement with Bald Mountain Mining Company (“Bald Mountain”) to acquire a 100% undivided interest in the Rattlesnake Hills gold prospect. This property is located in Natrona County, Wyoming, approximately 70 kilometers west of the city of Casper, Wyoming and covers 3,300 acres and consists of 127 unpatented lode mining claims and approximately 682 acres of Wyoming State lease lands.

The Rattlesnake Hills property has returned significant gold intercepts in limited, previous drilling by Newmont Mining Corporation (“Newmont”) and others. Newmont reported intercepts such as 144 meters averaging 0.042 ounces per ton (1.44 grams per metric ton) gold, 75 meters averaging 1.13 gpt gold and 60 meters averaging 1.0 gpt gold, hosted in potassically-altered diatreme breccias associated with an alkalic intrusive complex. The mineralization is open to depth, and only a small proportion of the hydrothermal system has been tested.

The geological setting and style of gold mineralization at Rattlesnake Hills is very similar to the gold deposits at Cripple Creek, Colorado which have been reported to have yielded over 20 million ounces gold over the life of the mines.

The famous Cripple Creek gold deposit provides the geological model and exploration criteria which will be utilized in the Company’s planned exploration drilling program, set to begin during the second quarter of 2008.

The Agreement

The Company has entered into a definitive option agreement with Golden Predator for the acquisition of a 100% undivided interest in the Rattlesnake Hills Property in Natrona County, Wyoming, as previously outlined in the Company's news release of August 7, 2007. As consideration for this exclusive option, the Company will issue 3,000,000 shares over a period of three years to Golden Predator and has granted Golden Predator a 0.5% NSR. The Company will maintain the right to repurchase 0.25% of the NSR for $375,000 at the sole and exclusive option of Golden Predator. The Rattlesnake Hills Property is currently subject to a 4% NSR payable to the underlying owners.

In addition, the Company has entered into a binding letter agreement with Bald Mountain , whereby Bald Mountain will assign its entire interest in the underlying option agreement between itself and Golden Predator Mines Inc. dated December 11, 2007, to the Company. In consideration for this assignment, the Company will pay Bald Mountain USD$200,000 and issue 400,000 shares.

A finder’s fee will be paid in connection with this transaction in accordance with TSX Venture policies.

The aforementioned agreements are both subject to TSX Venture approval.

Rattlesnake Hills Property

Mineralization at Rattlesnake Hills consists of low-sulphide, disseminated gold hosted primarily by diatreme breccias which halo a complex of alkali intrusive stocks and plugs, and is associated with widespread potassic alteration. This style of mineralization is similar to that associated with other, important gold deposits which define the Rocky Mountain alkaline gold province which includes Zortman-Landusky (MT), Bald Mountain (SD), Ortiz (NM) and the great Cripple Creek deposit (CO). Cripple Creek has historically produced approximately 20 million ounces of gold.

Very limited drilling and surface exploration at Rattlesnake Hills was historically carried out by American Copper and Nickel Company (“ACNC”) between 1983 and 1987, and subsequently by Newmont Exploration Ltd. (“NEL”) between 1993 and 1995. ACNC completed 32 reverse circulation shallow drill holes targeting banded iron formations which occur peripheral to the much younger breccias bodies. Subsequent drilling by NEL, consisting of 14 holes (only two of which were core holes) totaling approximately 3000 meters, was targeted on the diatreme breccias which border just one of the alkali stocks, called the North Stock. NEL reported gold-bearing intercepts such as148 meters averaging 1.44 gpt gold, 75 meters averaging 1.13 gpt gold and 60 meters averaging 1.0 gpt gold, with higher grade intervals over narrower widths. The mineralization is open to depth, and only a small proportion of the hydrothermal system has been tested.

The Company believes that the Rattlesnake Hills prospect has been shallowly eroded, and that the limited previous drilling has possibly identified the upper part of a gold-mineralized system preserved at depth. Intersections of narrow, higher-grade (up to 10 gpt gold) intersections in the deeper parts of historic drill holes, along with textures and mineralogy of the veins, support this model.

An exploration budget of approximately $1.0 million is planned for 2008, primarily for an initial phase of core drilling to total approximately 5,000 meters. The objectives of the drilling are: 1) to expand zones of near-surface, low-grade gold mineralization discovered by historic exploration; 2) drill-test other, known alkali intrusions and associated diatreme breccias which carry anomalous gold values at surface but have never been drilled, and; 3) test for the presence of higher-grade “feeders”, deeper in the system, along the margins of the various diatreme bodies.

Drilling is planned to begin during the second quarter of 2008.

About Evolving Gold Corp.

Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of prospective gold prospects in the southwestern United States. The Company is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. The Company has recently completed first rounds of drilling at the Malone (NM) and Fisher Canyon (NV) gold prospects (assays pending) and is currently drilling at their large Sheep Creeks (Carlin District) and Siesta (Sleeper District) gold prospects which Evolving has acquired by staking in north-central Nevada.

Evolving has entered into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated October 2, 2007). In total, Evolving holds over 90,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct (604) 639-0430
Toll Free 1-866-604-3864
www.evolvinggold.com

OR

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF